EXHIBIT 77C

                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

1. A special meeting of shareholders of the Fund was held on May 9, 2002, to consider approval of a Plan and Agreement of Reorganization, under the terms of which the Fund was reorganized into the ING International Fund, a series of the Registrant, on May 17, 2002 (For:1,275,393; Against: 31,956).

2. A special meeting of shareholders of the Fund was held on May 9, 2002, to consider approval of a Plan and Agreement of Reorganization, under the terms of which the Fund was reorganized into the ING Global Technology Fund, a series of the Registrant, on May 17, 2002 (For:4,848,036; Against:
     134,285).